November 21, 2016

VIA EDGAR AND OVERNIGHT MAIL

Joel Parker

Senior Assistant Chief Accountant

Offices of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	PRA Health Sciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016

File No. 001-36732

Dear Mr. Parker:

PRA Health Sciences, Inc. (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 9, 2016, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

To assist in your review, we have retyped the Staff’s comment (displayed in italics) below, with the Company’s responses set forth immediately below the Staff’s comment.

Form 10-K for the Year Ended December 31, 2015

Financial Statements

(2) Significant Accounting Policies

Reportable Segments, page 85

1.              We acknowledge your response to prior comment 1 and your believe that the Early Development Services, Product Registration Services, and Strategic Solutions business units are similar services.  Your detailed disclosure of each business unit on Page 8 through 13 of your Form 10-K appears to show significant differences in these services and it is unclear how you have come to your conclusion.  Please provide us with a more fulsome analysis supporting your conclusion and address the following:

a.              You appear to have a relatively narrow service line.  Tell us how you considered this in your analysis.

As discussed throughout the Company’s Form 10-K, the Company is solely focused on the execution of clinical trials on a global basis.  The discussion on pages 8 through 13 of our Form 10-K highlights the different types of capabilities we have within the clinical development spectrum.  The Company has considered whether the delivery of these capabilities in various stages of clinical development constitute separate products or lines of service in accordance with ASC 280-10-50-40 and has concluded that there are substantial similarities and overlaps in the capabilities delivered at each stage of clinical development, with the primary differences between the Early Development Services compared to the Product Registration and Strategic Solutions business units outlined on pages 8 through 13 of our Form 10-K relating to the points during the life cycle of a clinical trial at which such capabilities are delivered.  After careful review and analysis of the operating characteristics of each service offering and using the aggregation characteristics under ASC 280-10-50-11 as further outlined below, the Company has concluded that the services that we provide are similar across most characteristics.

In addition, the Company advises the Staff that because the services offerings are so similar, we do not believe separate business unit or service offering disclosure would be meaningful or helpful to investors, even when we considered the narrowness of our service lines. The Company further advises the Staff that it is focused on increasing its market share in the global contract research organization (“CRO”) market and, when the Company discusses market potential and market opportunity with its investors, the Company references total pharmaceutical and biotechnology research and development spend and global clinical CRO outsourcing penetration as a whole and its performance in the market as a whole, and thus we do not believe that the specific results of our similar services within a single market segment is meaningful or helpful to investors in understanding our market position or operating results.

Finally, the Company performed the following assessment of the similarities among the business units as defined by ASC 280-10-50-11:

Criteria	Early Development	Product Registration	Strategic Solutions
The nature of the products and services	Provide outsourced Phase I and Phase IIa clinical development services to biotechnology and pharmaceutical companies within the life sciences industry	Provide outsourced Phase IIb through Phase IV clinical development services to biotechnology and pharmaceutical companies within the life sciences industry	Provide outsourced Phase IIb through Phase IV clinical development services to biotechnology and pharmaceutical companies within the life sciences industry
The nature of the production process	The gathering and analyzing of medical information from Phase I and Phase IIa clinical trials administered to subjects or patients	The gathering and analyzing of medical information from Phase IIb through Phase IV clinical trials administered to subjects or patients	The gathering and analyzing of medical information from Phase IIb though Phase IV clinical trials administered to subjects or patients

The type or class of customer for their products and services	Services are provided to customers in the biotechnology and pharmaceutical sector	Services are provided to customers in the biotechnology and pharmaceutical sector	Services are provided to customers in the biotechnology and pharmaceutical sector
The method used to distribute their products or provide their services	Services are provided by individuals employed by the Company who have specialized medical experience applicable to the biotechnology and pharmaceutical sector	Services are provided by individuals employed by the Company who have specialized medical experience applicable to the biotechnology and pharmaceutical sector	Services are provided by individuals employed by the Company who have specialized medical experience applicable to the biotechnology and pharmaceutical sector
If applicable, the nature of the regulatory environment	Highly regulated by the Food and Drug Administration or similar regulatory agency outside the U.S.	Highly regulated by the Food and Drug Administration or similar regulatory agency outside the U.S.	Highly regulated by the Food and Drug Administration or similar regulatory agency outside the U.S.

b.              Further explain to us the similarities and the differences between the services provided in each business unit.

The Company’s Early Development Services business unit offers a full range of capabilities in Phase I and Phase IIa clinical trials, while our Product Registration and Strategic Solutions business units offer a full range of capabilities in Phase IIb through Phase IV clinical trials. Each business unit provides a full range of capabilities including project management, feasibility assessment, study design and implementation of protocols, among others.

•                  Phase I trials are typically conducted in healthy individuals or, on occasion, in patients, and typically involve 20 to 80 subjects and typically range from a few months to several years.  These trials are designed to establish the basic safety, dose tolerance, and if possible, early evidence of effectiveness.

•                  Phase II trials are conducted in a limited population of patients with the disease or condition that the clinical product candidate is intended to treat.  These trials typically test a few hundred patients and last on average 12 to 18 months.  Phase II trials are typically designed to identify possible adverse effects and safety risks.  Phase IIa trials typically evaluate the dose response of the clinical product candidate and Phase IIb trials typically evaluate the efficacy of the clinical product candidate at the prescribed dose.

•                  Phase III trials evaluate the clinical product candidate in significantly larger and more diverse patient populations than Phase I and Phase II trials and are conducted at multiple, geographically disperse sites and typically last from one to three years.

•                  Phase IV trials are intended to monitor the drug’s long-term risks and benefits, to analyze different dosage levels, and to evaluate safety and efficacy.  These trials typically enroll thousands of patients and last from six months to several years.

c.               The business units appear to cover different services in the clinical development spectrum.  Tell us why you believe the testing services performed in Phase 1 trials in your Early Development Services unit are similar to those performed in Phase III trials in your Product Registration Services unit.

Each phase of clinical development — from Phase I through Phase III — involves the administration of an investigational product to clinical subjects, and the evaluation of that product against the objectives of the clinical study.  The differences between Phase I and Phase III involve the population of subjects on which the product is being tested — typically healthy subjects in Phase I versus patients exhibiting the condition or symptom the product is intended to address in Phase III, the location of the testing — typically the Company’s own clinical and laboratory locations in Phase I versus independent investigational and laboratory sites in Phase III, and the objectives of the testing — typically testing for safety and dosing tolerance in Phase I versus testing for effectiveness and safety in Phase III.  Despite these differences in population, location and objectives, the services delivered in each of these two Phases share many similarities, including the delivery of the Company’s capabilities in feasibility assessment, study design, project management, implementation of protocols, safety monitoring, data management and analysis, and others.

d.              You state that the customer of each business unit are similar in that they are in the biotechnology and pharmaceutical industry.  Tell us why you believe that these customers are similar.  For instance, how is a biotech company with limited revenues similar to a large pharmaceutical company.

Although the Company acknowledges that there are significant differences between a biotechnology company with limited revenues and a large pharmaceutical company in terms of their resources and size, the Company provides the same services to both biotechnology and pharmaceutical companies, and markets and sells its services and capabilities utilizing a global unified sales force across all business units.  As a result, the Company maintains similar relationships with both biotechnology and pharmaceutical customers within the life sciences industry.

We welcome any questions you may have and thank you for your attention to our filings.  We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Mike Bonello at (919) 786-8238 or BonelloMike@prahs.com, or the undersigned at (919) 786-8211 or BaddourLinda@prahs.com.

Sincerely,

/s/ Linda Baddour
Linda Baddour
Executive Vice President & Chief Financial Officer

cc:                                Richard Fenyes, Simpson Thacher & Bartlett LLP (via email)